EXHIBIT A

COLUMBIA FUNDS VARIABLE INSURANCE TRUST I

1.	Columbia Variable Portfolio – International Opportunities Fund
2.	Columbia Variable Portfolio – Marsico Growth Fund
3.	Columbia Variable Portfolio – Marsico 21st Century Fund
4.	Columbia Variable Portfolio – Marsico Focused Equities Fund

Current as of May 1, 2015.